Exhibit (a)(1)(vi)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase (as defined below) and the related Letter of Transmittal (as defined below) and any amendments or supplements thereto. The Offer is being made to all holders of Shares. The Purchaser (as defined below) is not aware of any jurisdiction in which the making of the Offer or the acceptance thereof would be prohibited by securities, “blue sky” or other valid laws of such jurisdiction. If the Purchaser becomes aware of any U.S. state in which the making of the Offer or the acceptance of Shares pursuant thereto would not be in compliance with an administrative or judicial action taken pursuant to U.S. state statute, it will make a good faith effort to comply with any such law. If, after such good faith effort, it cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In those jurisdictions, if any, where applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

INTERCEPT PHARMACEUTICALS, INC.

at

$19.00 Net Per Share

by

INTERSTELLAR ACQUISITION INC.,

a wholly owned subsidiary of

ALFASIGMA S.P.A.

Interstellar Acquisition Inc. (the “Purchaser”), a Delaware corporation and a wholly owned subsidiary of Alfasigma S.p.A. (“Alfasigma”), an Italian società per azioni (joint stock company), is offering to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Intercept Pharmaceuticals, Inc. (“Intercept”), a Delaware corporation, at a price per Share of $19.00, net to the seller in cash, without interest (the “Offer Price”), subject to any applicable withholding taxes. This offer is being made upon the terms and subject to the conditions set forth in the offer to purchase, dated October 11, 2023 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), which Offer to Purchase and Letter of Transmittal collectively constitute the “Offer.”

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M. EASTERN TIME ON NOVEMBER 7, 2023, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

Tendering stockholders who are record owners of Shares and who tender directly to Computershare Trust Company, N.A., the depositary and paying agent for the Offer (the “Depositary”) will not be obligated to pay brokerage fees or commissions on the sale of Shares pursuant to the Offer. Each owner or holder of a Share will pay any and all transfer taxes (including, for the avoidance of doubt, any stock, stamp, or duty tax) required by reason of any payment to a person other than the registered holder of Shares as set forth in Instruction 6 of the Letter of Transmittal.

Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult with their nominee to determine if they will be charged any service fees or commissions.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 26, 2023, by and among Alfasigma, the Purchaser and Intercept (as it may be amended, modified or supplemented from time to time in accordance with its terms, the “Merger Agreement”).

As soon as practicable following the consummation of the Offer, and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, the Purchaser will be merged with and into Intercept (the “Merger”), with Intercept continuing as the surviving corporation and as a wholly owned indirect subsidiary of Alfasigma, pursuant to the provisions of Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with no stockholder approval required to consummate the Merger. The closing of the Merger will occur as soon as practicable and in any event no later than the first business day after the conditions set forth in the Merger Agreement are satisfied or waived, unless another date is agreed to by the parties.

Each Share issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”), except for Shares (i) that are owned by Intercept or held in the treasury of Intercept, or owned by Alfasigma, the Purchaser or any direct or indirect wholly owned subsidiaries of Alfasigma or the Purchaser (including, for the avoidance of doubt, any Shares acquired by the Purchaser in the Offer), or (ii) in respect of which appraisal rights were perfected in accordance with Section 262 of the DGCL, will be automatically converted into the right to receive cash in an amount equal to the Offer Price, subject to any applicable withholding taxes.

The Merger Agreement is more fully described in the Offer to Purchase.

The Offer is not subject to any financing condition. The Offer is conditioned upon (i) there shall have been validly tendered (and not validly withdrawn) Shares that, considered together with all other Shares (if any) beneficially owned by Alfasigma and its affiliates, represent one more Share than 50% of the total number of Shares outstanding at the time of the expiration of the Offer (excluding Shares tendered in the Offer pursuant to guaranteed delivery procedures that have not yet been received in settlement or satisfaction of such guarantee) (the “Minimum Condition”), (ii) the Merger Agreement shall not have been validly terminated in accordance with its terms (the “Termination Condition”), (iii) any waiting period (or any extension thereof) applicable to the Offer under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) shall have expired or been terminated, (iv) no governmental body of competent jurisdiction in a jurisdiction where either Alfasigma or Intercept operates their respective business or owns any material assets shall have issued, promulgated, enacted or deemed applicable to the Merger or the Offer any order, injunction, decree, ruling or other legal requirement (whether temporary, preliminary or permanent) or taken any other action, in each case restraining, enjoining, making illegal or otherwise prohibiting the consummation of the Merger or the Offer, which order, injunction, decree, ruling, or other legal requirement or action remains in effect, and (v) the satisfaction or waiver by the Purchaser of the other conditions and requirements of the Offer set forth in the Merger Agreement and described in the Offer to Purchase.

THE BOARD OF DIRECTORS OF INTERCEPT RECOMMENDS THAT YOU TENDER ALL OF YOUR SHARES INTO THE OFFER. THE BOARD OF DIRECTORS OF INTERCEPT HAS (1) DETERMINED THAT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, ARE FAIR TO, AND IN THE BEST INTEREST OF, INTERCEPT AND ITS STOCKHOLDERS; (2) DECLARED IT ADVISABLE FOR INTERCEPT TO ENTER INTO THE MERGER AGREEMENT; (3) APPROVED THE EXECUTION, DELIVERY AND PERFORMANCE BY INTERCEPT OF THE MERGER AGREEMENT AND THE CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER; (4) AGREED THAT THE MERGER SHALL BE EFFECTED UNDER SECTION 251(H) OF THE DGCL; AND (5) AGREED TO RECOMMEND THAT INTERCEPT’S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

Upon the terms and subject to the conditions to the Offer (the “Offer Conditions,” as described in the Offer to Purchase), the Purchaser will accept for payment and thereafter pay for all Shares validly tendered and not properly withdrawn prior to one minute after 11:59 p.m. Eastern Time on November 7, 2023 (such date and time, the “Expiration Date”), unless (i) the Purchaser extends the period during which the Offer is open pursuant to and in accordance with the terms of the Merger Agreement, in which case the term “Expiration Date” will mean the latest date and time at which the Offer, as so extended by the Purchaser, will expire or (ii) the Merger Agreement has been earlier terminated. Pursuant to the Merger Agreement, the Purchaser will extend the Offer (i) on one or more occasions, in its discretion, for successive periods of up to ten (10) business days each, if as of the then scheduled Expiration Date, any condition to the Offer is not satisfied and has not been waived by the Purchaser or Alfasigma (to the extent waivable by the Purchaser or Alfasigma), in order to permit the satisfaction of such Offer Condition, (ii) on one or more occasions, at the request of Intercept, for successive periods of up to ten (10) business days each, if, as of the then-scheduled Expiration Date, any condition to the Offer (other than the Minimum Condition) is not satisfied and has not been waived (if permitted thereunder), in order to permit the satisfaction of such Offer Condition, (iii) for any period required by any legal requirement, any interpretation or position of the Securities and Exchange Commission (the “SEC”), the staff thereof or Nasdaq Stock Market applicable to the Offer; (iv) for periods of up to ten (10) business days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act and any foreign antitrust laws shall have expired or been terminated; (v) at the request of Intercept, for successive periods of ten (10) business days each, if, as of the then-scheduled Expiration Date, all conditions of the Offer have been satisfied or waived (if permitted thereunder, and other than any such conditions of the Offer that by their nature are to be satisfied at the expiration of the Offer (provided such conditions would be capable of being satisfied or validly waived were the expiration of the Offer to occur at such time)), except that the Minimum Condition has not been satisfied as of any then-scheduled expiration of the Offer, in order to permit the satisfaction of the Minimum Condition; provided, however, that in no event will the Purchaser be required to extend the Offer on more than two (2) occasions in the event that all of the conditions to the Offer have been satisfied or waived except for the Minimum Condition. The obligation to extend the Offer is further limited as described below and in the Offer to Purchase. For purposes of the Offer, as provided under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), a “business day” means any day other than a Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern time.

Subject to the applicable rules and regulations of the SEC, the Purchaser expressly reserves the right, to the extent permitted by the applicable legal requirements, (i) to increase the Offer Price, (ii) waive any Offer Condition, and (iii) make any other changes in the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement; except that, unless previously approved by Intercept in writing, Alfasigma and the Purchaser will not (A) decrease the Offer Price (other than for an adjustment pursuant to the Merger Agreement), (B) change the form of consideration payable in the Offer, (C) decrease the maximum number of Shares to be purchased in the Offer, (D) impose conditions or requirements to the Offer in addition to the Offer Conditions described in the Offer to Purchase (E) amend, modify or waive the Minimum Condition, Termination Condition or conditions related to HSR Act and actions by government bodies, (F) otherwise amend or modify any of the other terms of the Offer in a manner that would adversely affect any holder of Shares in its capacity as such, (G) terminate the Offer or accelerate, extend or otherwise change the expiration date of the Offer, except as otherwise provided in the Merger Agreement, or (H) provide any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 promulgated under the Exchange Act.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as soon as practicable by public announcement thereof. In the case of an extension of the Offer, such announcement will be made no later than 9:00 a.m., Eastern time, on the next business day after the previously scheduled Expiration Date. Subject to applicable law (including Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act, which require that material changes be promptly disseminated to stockholders in a manner reasonably designed to inform them of such changes) and without limiting the manner in which the Purchaser may choose to make any public announcement, the Purchaser will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service.

There will not be a subsequent offering period for the Offer. Pursuant to the Merger Agreement, subject to the satisfaction of the Minimum Condition and the satisfaction or waiver of the remaining Offer Conditions set forth in the Merger Agreement, the Purchaser, Alfasigma and Intercept will take all necessary action to cause the Merger to become effective as soon as practicable following the consummation of the Offer. Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), immediately after the expiration of the Offer, the Purchaser shall accept for payment and promptly thereafter pay for all Shares validly tendered and not properly withdrawn prior to the Expiration Date pursuant to the Offer. For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions to the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, for the purpose of receiving payments from the Purchaser and transmitting such payments to tendering stockholders of record whose Shares have been accepted for payment. Under no circumstances will interest with respect to the Shares purchased pursuant to the Offer be paid, regardless of any extension of the Offer or delay in making such payment.

No alternative, conditional or contingent tenders will be accepted.

In order for an Intercept stockholder to validly tender Shares pursuant to the Offer, the stockholder must follow one of the following procedures:

•	If you are a holder and you have Shares held as physical certificates, the original certificates evidencing tendered Shares, a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees, and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase before the Expiration Date;

•	If you are a holder and you hold Shares directly in your name in book-entry form in an account with Intercept’s transfer agent, VStock Transfer, LLC, a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase before the Expiration Date. If you hold your shares in book-entry at The Depository Trust Company, you are not obligated to submit a Letter of Transmittal, but you must (1) submit an Agent’s Message (as defined in the Offer to Purchase) and (2) deliver your Shares according to the DTC book-entry transfer procedures described in the Offer to Purchase before the Expiration Date;

•	If you hold Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered; or

•	For Shares tendered by a Notice of Guaranteed Delivery, the tendering stockholder must comply with the guaranteed delivery procedures described in the Offer to Purchase before the Expiration Date.

Shares tendered in the Offer may be withdrawn according to the procedures set forth below at any time on or before the Expiration Date. In addition, pursuant to Section 14(d)(5) of the Exchange Act, the Shares may be withdrawn at any time after December 9, 2023, which is the 60th day after the date of the Offer, unless prior to that date the Purchaser has accepted for payment the Shares tendered in the Offer.

For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of the Offer to Purchase and must specify the name of the person who tendered the Shares to be withdrawn, the number and type of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates evidencing Shares have been delivered or otherwise identified to the Depositary, then, before the physical release of such certificates, the tendering shareholder must also submit the serial numbers shown on the particular certificates evidencing such Shares, and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase). If Shares have been tendered according to the procedures for book-entry transfer of Shares held through the Book-Entry Transfer Facility (as defined in the Offer to Purchase) as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility’s procedures.

Withdrawals of tendered Shares may not be rescinded, and any Shares properly withdrawn will no longer be considered validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures described in the Offer to Purchase at any time on or before the Expiration Date.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Purchaser in its sole discretion. The Purchaser reserves the absolute right to reject any and all tenders determined by the Purchaser not to be in proper form or the acceptance for payment of which may, upon the advice of counsel, be unlawful.

None of the Purchaser, Alfasigma, the Depositary, the Information Agent (as defined below) or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. The Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be determined by the Purchaser in its sole discretion.

Intercept has provided the Purchaser with Intercept’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Shares whose names appear on Intercept’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and other persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The receipt of cash for Shares pursuant to the Offer or the Merger will generally be a taxable transaction for U.S. federal income tax purposes. In general, a United States Holder (as defined in the Offer to Purchase) will recognize gain or loss in an amount equal to the difference, if any, between the amount of cash received for such United States Holder’s Shares sold pursuant to the Offer or converted into the right to receive cash in the Merger (determined before deduction of any applicable withholding taxes) and such United States Holder’s adjusted tax basis in such Shares. For a more detailed description of the U.S. federal income tax consequences of the Offer and the Merger, see the Offer to Purchase. Each holder of Shares should consult its tax advisor about the particular tax consequences to such holder of tendering Shares into the Offer or having Shares converted into the right to receive cash in the Merger.

The Offer to Purchase, the Letter of Transmittal and Intercept’s Solicitation/Recommendation Statement on Schedule 14D-9 (which contains the recommendation of the Board of Directors of Intercept with respect to the Offer and the reasons therefor) contain important information. Stockholders should carefully read these documents in their entirety before making a decision with respect to the Offer.

Questions or requests for assistance or copies of the Offer to Purchase, the Letter of Transmittal, and other tender offer materials should be directed to Georgeson LLC (the “Information Agent”) at its telephone numbers and address set forth below. Such copies may be furnished at the Purchaser’s expense. Additionally, copies of the Offer to Purchase, the Letter of Transmittal and any other material related to the Offer may be obtained at the website maintained by the SEC at www.sec.gov. Stockholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer. Neither Alfasigma nor the Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding the Offer materials to their customers.

The Information Agent for the Offer is:

1290 Avenue of the Americas, 9th Floor
New York, NY 10104

Shareholders, Banks and Brokers
Call Toll Free: 888-293-6812
Email: ICPTOffer@Georgeson.com

October 11, 2023